3340 PEACHTREE ROAD NE, SUITE 900, ATLANTA, GA 30326
Tel: (404) 842 2600 Fax: (404) 842 2626
www.prxi.com

Via EDGAR Submission

October 18, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:.	John Dana Brown, Esq Attorney-Advisor

Re:	Premier Exhibitions, Inc. Registration Statement on Form S-3 filed on July 15, 2011 File No. 333-175581

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Rule 477”), Premier Exhibitions, Inc. (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement on Form S-3 (File No. 333-175581), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011.

The Company is withdrawing the Registration Statement and the transaction documents have been terminated by mutual agreement effective October 18, 2011. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477.

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives a notice from the Commission that this request will not be granted.

If you have any questions regarding this request for withdrawal, please contact the undersigned or Derek D. Bork of Thompson Hine LLP, the Company’s outside counsel, at (216) 566-5527. Thank you for your attention to this matter.

Respectfully,

Premier Exhibitions, Inc.

/s/ Michael Little
Michael Little
Chief Financial Officer